UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

On April 7, 2022, the High Court of Justice in the British Virgin Islands (“BVI”) handed down judgment on a claim by West Ridge Investment Company Limited (“West Ridge”), a subsidiary of Haitong International Securities Co Ltd, against the Company arising out of a Securities Purchase Agreement dated October 5, 2020 between West Ridge and the Company (the “Purchase Agreement”). The Company has filed an application for a stay of the court’s order pending an appeal for which it seeks leave to make. At the time of the Purchase Agreement, the Company’s Board of Directors was primarily comprised of individuals affiliated with Kaisa Group Holdings Limited (“Kaisa Group”).

As previously disclosed, on October 5, 2020, the Company placed 16,051,219 of newly issued shares with Greater Sail Limited (“Greater Sail”), a subsidiary of Kaisa Group, and 2,603,366 of newly issued shares with West Ridge, pursuant to a private investment in public equity (“PIPE”). West Ridge paid $23,820,798.90 for the shares allotted to it pursuant to the PIPE.

At the time of the PIPE, the Company was under the de facto control of Kaisa Group.

As previously disclosed, on October 13, 2020, IsZo Capital LP, a shareholder in the Company, commenced legal proceedings in the BVI against the Company, Greater Sail and West Ridge. On March 3, 2021 the BVI Court set aside the issuance of shares to Greater Sail and West Ridge, which decision was upheld by the Eastern Caribbean Court of Appeal, following which a special meeting of shareholders took place on November 30, 2021 at which Kaisa Group-affiliated directors were replaced by individuals nominated by IsZo Capital LP.

In the course of the BVI court proceedings the Company, whilst under the de-facto control of Kaisa Group, entered into an agreement with West Ridge (the “Settlement Agreement”) which amongst other things agreed to the return of the payment made by West Ridge under the Purchase Agreement and provided West Ridge with substantial indemnities in the event that IsZo Capital LP succeeded in its claim.

Following the BVI Court’s decision in the proceedings brought by IsZo Capital LP, West Ridge sought judgment against the Company under the Settlement Agreement for the return of the payment made by it pursuant to the Purchase Agreement and under the indemnities. The Company has challenged these proceedings and seeks to set off claims against West Ridge that it contends exceed the amounts claimed by West Ridge. On April 7, 2022, the BVI Court delivered judgment in favor of West Ridge and concluded that the terms of the Settlement Agreement stand to be enforced subject to any issues as to quantum. A copy of the judgment has been attached as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description

99.1	Order of the Eastern Caribbean Supreme Court, High Court of Justice of the Virgin Islands, Commercial Division, on Claim No. BVIHC (COM) 2020/0165, dated April 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

NAM TAI PROPERTY INC.

By:	/s/ Steven Parker
Name:	Steven Parker
Title:	Interim Chief Financial Officer and Authorized Signatory